SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                    Central Newspapers, Inc.
                        (Name of Issuer)

             Class A Common Stock, without par value
                  (Title of Class of Securities


                           154647 10 1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Contained on following page(s))


                      Page (1) of (6) Pages








1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Eugene S. Pulliam
          SS ####-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [ ]
                                                  (b)  [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America



NUMBER OF                     5    SOLE VOTING POWER
SHARES                             2,016,324
BENEFICIALLY
OWNED BY                      6    SHARED VOTING POWER
EACH                               2,310,750
REPORTING
PERSON                        7    SOLE DISPOSITIVE POWER
WITH                               2,016,324

                              8    SHARED DISPOSITIVE POWER
                                   2,310,750


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,327,074

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.3%

12   TYPE OF REPORTING PERSON*
          IN



                      Page (2) of (6) Pages






Item 1(a).     Name of Issuer.

                    Central Newspapers, Inc.

Item 1(b).     Address of Issuer's Principal Offices.

                    135 North Pennsylvania Street, Suite 1200
                    Indianapolis, Indiana  46204

Item 2(a).     Name of Person Filing.

                    Eugene S. Pulliam

Item 2(b).     Address of Principal Business Office.

                    307 North Pennsylvania Street
                    Indianapolis, Indiana  46204

Item 2(c).     Citizenship.

                    United States of America

Item 2(d).     Title of Class of Securities.

     Class A Common Stock, without par value.

Item 2(e).     CUSIP Number.

                    154647 10 1

Item 3.        Status of Person Filing.

     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker of Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act



                      Page (3) of (6) Pages




     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; See Section 240.,13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

     Item 3 is not applicable. This statement is being filed pursuant to Rule 13d-1(c).

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

               4,327,074

     (b)  Percent of Class:

               16.3%

     (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote

                    2,016,324

          (ii) shared power to vote or to direct the vote

                    2,310,750

         (iii) sole power to dispose or to direct the disposition of

                    2,016,324

          (iv) shared power to dispose or to direct the disposition of

                    2,310,750

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be


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beneficial owner of more than five percent of the class of
securities, check the following [ ].

Item 6.   Ownership of More then Five Percent on Behalf of
          Another Person.

     Eugene S. Pulliam shares the power to vote or dispose of 2,310,750 shares of Class A Common Stock, without par value, of Central Newspapers, Inc. (the "Class A Common Stock"). Of these shares, 20,000 (of which Eugene S. Pulliam disclaims beneficial ownership) are held in the name of his wife, Jane Pulliam.
Eugene S. Pulliam shares the power to vote or dispose of the remaining shares of Class A Common Stock by virtue of being one of three trustees of the Eugene C. Pulliam Trust (the "Trust"). The other two trustees of the Trust are Naomi Mason Pulliam and Frank E. Russell. The indenture that created the Trust (the "Trust Indenture") provides that, for so long as Naomi Mason Pulliam is a trustee of the Trust, her decision will be final and determinative if the three trustees of the Trust are unable to reach a unanimous decision.

     The Trust owns 22,907,500 shares of Class B Common Stock, without par value (the "Class B Common Stock"), of Central Newspapers, Inc. (the "Company"). Pursuant to the Articles of Incorporation of the Company, each share of Class B Common Stock may be converted into one tenth of a share of Class A Common Stock.

     Pursuant to the Trust Indenture, all dividends paid with respect to the shares of Class B Common Stock owned by the Trust will be paid to Naomi Mason Pulliam during her lifetime. Upon her death, all such dividends shall be paid to those descendants of Eugene C. Pulliam who are living at the time the Trust receives such dividends. Eugene S. Pulliam is the son of Eugene
C. Pulliam.

     Pursuant to the terms of the Trust Indenture, the Trust will terminate twenty-one years after the death of the survivor of the class consisting of the descendants of Eugene C. Pulliam living at the time of the most recent amendment to the Trust Indenture in May, 1973. Based upon average mortality tables, it is estimated that the Trust will terminate in 2075.

     The Trust Indenture directs the trustees of the Trust (the "Trustees") not to sell, lease, exchange, pledge or otherwise dispose of Class B Common Stock owned by the Trust in any way. The Trustees may, however, approve reorganizations and recapitalizations of the Company, including mergers and consolidations, provided, however, that such reorganization or recapitalization does not result in the Trust possessing a

                      Page (5) of (6) Pages



smaller proportion of the voting power of the Company (or of any corporation into which it is merged or consolidated) than the Trust possessed at the time of the execution of the Trust Indenture. At the time of the execution of the Trust Indenture, the Trust held approximately 54% of the voting power of the Company. The Trust Indenture specifies that this limitation shall last for the duration of the Trust, except that the limitation shall become void if, at any time after the death of Eugene C. Pulliam, the Trustees (a) unanimously determine that a substantially complete loss of the value of the property held in the Trust is seriously threatened and (b) obtain the written consent of two-thirds of the adult beneficiaries of the Trust.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

     Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

     Not Applicable.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 14, 1994        /s/ Eugene S. Pulliam
                                   Eugene S. Pulliam




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